Exhibit 100.3

NICE Receives Highest Product Scores Across All Four Use Cases in
Gartner’s Critical Capabilities for Workforce Engagement Management

NICE ranked highest in all WEM use cases: 'Information Access', 'Process Efficiency', 'Customer
Intelligence' and 'Intelligent Dialogue'

Hoboken, N.J., April 18, 2019 – NICE (Nasdaq: NICE) today announced that it has received the highest product scores in each of four use cases in Gartner’s “Critical Capabilities for Workforce Engagement Management” research report. A copy of the report is available here for immediate download.

“Application leaders for customer service must improve employee engagement, considering work type and employee personality, to drive improvements in customer experience,” wrote the report authors, Simon Harrison and Jim Davies.

Gartner’s report evaluates six unique workforce engagement management critical capabilities within each of the four use cases including Recruiting and Onboarding, Evaluation and Improvement, Time Management, Assistance and Task Management, Metrics and Recognition, and Voice of the Employee.

Amongst the report's key findings, Gartner stated that, "Workforce engagement management (WEM) is almost a critical consideration for any type of contact center, internal or external, to ensure an engaged/empowered workforce." The report also cited recommendations, one of which advises organizations to "Ensure investments in technology positively impact employees, either directly or indirectly, by factoring in the importance of employee engagement."

Barry Cooper, President of the Enterprise Group for NICE:
"Now more than ever, organizations are seeking differentiation based on customer service. Consistently engaging and building partnerships with the workforce is key. With NICE receiving the highest scores across each of the four use cases, we feel that we stand ready to help organizations be their best.  We believe the results of this independent research are a testament of NICE’s commitment to driving innovation to the market and enabling our customers to elevate their employee engagement.”

NICE offers an advanced portfolio of solutions for Workforce Optimization that empower organizations and their employees to deliver uncompromising customer experiences. Infused with innovative capabilities, these solutions drive value in every aspect within the experience center. Solutions include NICE Workforce Management (WFM), NICE Performance Management (NPM), NICE Employee Engagement Management (EEM), NICE Quality Central and a range of offerings focused on the Back Office.

Gartner has been previously recognized NICE as a Leader in its Magic Quadrant for Workforce Engagement Management, positioned highest in ability to execute and furthest to the right for completeness of vision.  Magic Quadrant for Workforce Engagement Management, February 12, 2019.

Gartner, Critical Capabilities for Workforce Engagement Management, by Simon Harrison and Drew Kraus, March 20, 2019.

Gartner, Magic Quadrant for Workforce Engagement Management, by Simon Harrison and Drew Kraus, February 12, 2019.

Required Disclaimer:
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.